UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No._)*

Coliseum Acquisition Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.001 per share
(Title of Class of Securities)

G2263T 123
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2263T 123
1.	Name of Reporting Persons Coliseum Acquisition Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 3,750,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,750,000 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,750,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0% (2)
12.	Type of Reporting Person (See Instructions) OO (Delaware limited liability company)

(1)	Reflects 3,750,000 Class A ordinary shares (“Class A Shares”) of Coliseum Acquisition Corp. (the “Issuer”) issuable upon conversion of 3,750,000 Class B ordinary shares (“Class B Shares”) of the Issuer.

(2)	Assumes that there is a total of 18,750,000 Class A Shares outstanding, which is the sum of (i) the 15,000,000 Class A Shares outstanding as of November 22, 2021, as reported in the Issuer’s Current Report on Form 10-Q filed on November 23, 2021 (the “Q3 Form 10-Q”) and (ii) the 3,750,000 Class A Shares issuable upon conversion of the Class B Shares reported herein.

CUSIP No. G2263T 123
1.	Name of Reporting Persons Jason Stein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,750,000 (3)(4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,750,000 (3)(4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,750,000 (3)(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0% (5)
12.	Type of Reporting Person (See Instructions) IN

(3)	Reflects 3,750,000 Class A Shares of the Issuer issuable upon conversion of 3,750,000 Class B Shares of the Issuer.

(4)	Mr. Stein is a managing member of Coliseum Acquisition Sponsor LLC and has voting and dispositive power of the securities held by Coliseum Acquisition Sponsor LLC. Accordingly, Mr. Stein may be deemed to have or share beneficial ownership of such shares. Mr. Stein disclaims beneficial ownership over any securities owned by Coliseum Acquisition Sponsor LLC in which he does not have any pecuniary interest.

(5)	Assumes that there is a total of 18,750,000 Class A Shares outstanding, which is the sum of (i) the 15,000,000 Class A Shares outstanding as of November 22, 2021, as reported in the Q3 Form 10-Q and (ii) the 3,750,000 Class A Shares issuable upon conversion of the Class B Shares reported herein.

CUSIP No. G2263T 123
1.	Name of Reporting Persons Daniel Haimovic
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,750,000 (6)(7)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,750,000 (6)(7)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,750,000 (6)(7)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0% (8)
12.	Type of Reporting Person (See Instructions) IN

(6)	Reflects 3,750,000 Class A Shares of the Issuer issuable upon conversion of 3,750,000 Class B Shares of the Issuer.

(7)	Mr. Haimovic is a managing member of Coliseum Acquisition Sponsor LLC and has voting and dispositive power of the securities held by Coliseum Acquisition Sponsor LLC. Accordingly, Mr. Haimovic may be deemed to have or share beneficial ownership of such shares. Mr. Haimovic disclaims beneficial ownership over any securities owned by Coliseum Acquisition Sponsor LLC in which he does not have any pecuniary interest.

(8)	Assumes that there is a total of 18,750,000 Class A Shares outstanding, which is the sum of (i) the 15,000,000 Class A Shares outstanding as of November 22, 2021, as reported in the Q3 Form 10-Q and (ii) the 3,750,000 Class A Shares issuable upon conversion of the Class B Shares reported herein.

Item 1(a).	Name of Issuer

Coliseum Acquisition Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

80 Pine Street, Suite 3202, New York, NY 10005

Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Coliseum Acquisition Sponsor LLC

(ii) Jason Stein

(iii) Daniel Haimovic

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the principal business and principal office of each of the Reporting Persons is 80 Pine Street, Suite 3202, New York, NY 10005.

Item 2(c).	Citizenship

(i) Coliseum Acquisition Sponsor, LLC is a limited liability company formed in the State of Delaware.

(ii) Jason Stein is a citizen of the United States.

(iii) Daniel Haimovic is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, $0.001 par value per share.

Item 2(e).	CUSIP Number

G2263T 123

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The ownership information presented below represents beneficial ownership of Class A ordinary shares of the Issuer as of December 31, 2021, based upon 18,750,000 Class A ordinary shares outstanding as of November 22, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 23, 2021, assuming the conversion of the Class B ordinary shares, par value $0.001 per share, of the Issuer held by the Reporting Persons into Class A ordinary shares on a one-to-one basis.

Coliseum Acquisition Sponsor LLC owns an aggregate of 3,750,000 of the Issuer’s Class B ordinary shares, representing 20.0% of the total ordinary shares issued and outstanding. Jason Stein and Daniel Haimovic are each managing members of Coliseum Acquisition Sponsor LLC and each has voting and dispositive power of the securities held by Coliseum Acquisition Sponsor LLC. Accordingly, Messrs. Stein and Haimovic may be deemed to have or share beneficial ownership of such shares. Each reporting person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 9, 2022

COLISEUM ACQUISITION SPONSOR LLC

By:	/s/ Daniel Haimovic
Name:	Daniel Haimovic
Title:	Managing Member

JASON STEIN

/s/ Jason Stein

DANIEL HAIMOVIC

/s/ Daniel Haimovic

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A ordinary shares, $0.001 par value per share, of Coliseum Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 9, 2022.

COLISEUM ACQUISITION SPONSOR LLC

By:	/s/ Daniel Haimovic
Name:	Daniel Haimovic
Title:	Managing Member

JASON STEIN

/s/ Jason Stein

DANIEL HAIMOVIC

/s/ Daniel Haimovic